THIRD AMENDMENT

TO SUBADVISORY AGREEMENT

THIS AMENDMENT effective as of the 1st day of January, 2010 amends that certain Subadvisory Agreement effective March 10, 2008, as amended as of June 22, 2009 and as of September 1, 2009 (the “Agreement”) among Virtus Equity Trust (the “Fund”), a Delaware statutory trust on behalf of its series Virtus Mid-Cap Core Fund, Virtus Quality Large Cap Value Fund (formerly known as Virtus Value Opportunities Fund), Virtus Quality Small-Cap Fund, Virtus Small-Cap Core Fund and Virtus Small-Cap Sustainable Growth Fund (the “Series”), Virtus Investment Advisers, Inc., a Massachusetts corporation (the “Adviser”) and Kayne Anderson Rudnick Investment Management, LLC a California limited liability company (the “Subadviser”) as follows:

1.	The name of a certain Series party to this Agreement has been changed as follows: Virtus Value Opportunities Fund is now Virtus Quality Large Cap Value Fund.

2.	Schedule C to the Agreement is hereby deleted and Schedule C attached hereto is substituted in its place to reflect changes in Virtus Mid-Cap Core Fund’s, Virtus Quality Large Cap Value Fund’s, Virtus Quality Small-Cap Fund’s, Virtus Small-Cap Core Fund’s and Virtus Small-Cap Sustainable Growth Fund’s investment subadvisory fee.

3.	Except as expressly amended hereby, all provisions of the Agreement shall remain in full force and effect and are unchanged in all other respects. All initial capitalized terms used but not defined herein shall have such meanings as ascribed thereto in the Agreement.

4.	This Agreement may be executed in any number of counterparts (including executed counterparts delivered and exchanged by facsimile transmission) with the same effect as if all signing parties had originally signed the same document, and all counterparts shall be construed together and shall constitute the same instrument. For all purposes, signatures delivered and exchanged by facsimile transmission shall be binding and effective to the same extent as original signatures.

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IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Agreement to be executed by their duly authorized officers.

VIRTUS EQUITY TRUST

By:	/s/ George R. Aylward
Name:	George R. Aylward
Title:	President

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Frank G. Waltman
Name:	Frank G. Waltman
Title:	Senior Vice President

ACCEPTED:

Kayne Anderson Rudnick Investment
Management, LLC

By:	/s/ Jeannine Vanian
Name:	Jeannine Vanian
Title:	CCO

SCHEDULE C

(a) For services provided to the Series, the Adviser will pay to the Subadviser, a fee, payable in arrears at the annual rate set forth below. The fees shall be prorated for any month during which this Agreement is in effect for only a portion of the month. In computing the fee to be paid to the Subadviser, the net asset value of the Fund and each Designated Series shall be valued as set forth in the then current registration statement of the Fund.

(b) The fee to be paid to the Subadviser is to be 50% of the net advisory fee. For this purpose, the “net advisory fee” means the advisory fee paid to the Adviser after accounting for any applicable fee waiver and/or expense limitation agreement, which shall not include reimbursement of the Adviser for any expenses or recapture of prior waivers. In the event that the Adviser waives its entire fee and also assumes expenses of the Fund pursuant to an applicable expense limitation agreement, the Subadviser will similarly waive its entire fee and will share in the expense assumption by contributing 50% of the assumed amount. However, because the Subadviser shares the fee waiver and/or expense assumption equally with the Adviser, if during the term of this Agreement the Adviser later recaptures some or all of the fees so waived or expenses so assumed by the Adviser and the Subadviser together, the Adviser shall pay to the Subadviser 50% of the amount recaptured.